November 8, 2017
MINEBEA MITSUMI Inc.

Supplementary Financial Data
for the Second Quarter of Fiscal Year Ending March 31, 2018

1. Consolidated Results of Operations
	Fiscal year ended Mar. '17			FY ending Mar. '18	%Change Y/Y
(Millions of yen)	1st Half	2nd Half *4	Full Year *4	1st Half	1st Half *1
Net sales	275,133	363,793	638,926	429,027	+55.9%
Operating income	18,594	30,421	49,015	41,951	+125.6%
Ordinary income	18,915	29,478	48,393	42,162	+122.9%
Income attributable to owners of the parent	12,745	28,401	41,146	34,276	+168.9%
Net income per share (yen)	34.01	73.32	107.33	81.17	+138.7%
Diluted net income per share (yen)	33.26	72.38	105.64	79.27	+138.3%

	Fiscal year ended Mar. '17				FY ending Mar. '18		2Q %Change
(Millions of yen)	1Q	2Q	3Q	4Q *4	1Q	2Q	Q/Q *2	Y/Y *3
Net sales	120,288	154,844	167,375	196,418	193,204	235,823	+22.1%	+52.3%
Operating income	6,971	11,623	16,120	14,300	17,062	24,889	+45.9%	+114.1%
Ordinary income	7,255	11,659	15,857	13,621	17,372	24,789	+42.7%	+112.6%
Income attributable to owners of the parent	3,176	9,568	12,167	16,233	14,181	20,095	+41.7%	+110.0%
Net income per share (yen)	8.48	25.52	32.44	39.65	33.49	47.72	+42.5%	+87.0%
Diluted net income per share (yen)	8.12	24.94	31.94	38.15	32.70	47.68	+45.8%	+91.2%

2. Consolidated Sales and Operating Income by Segments
	Fiscal year ended Mar. '17			FY ending Mar. '18	%Change Y/Y
(Millions of yen)	1st Half	2nd Half *4	Full Year *4	1st Half	1st Half *1
Machined components	76,467	79,843	156,310	82,374	+7.7%
Electronic devices and components	198,354	243,261	441,615	237,453	+19.7%
MITSUMI business	-	40,342	40,342	108,834	-
Other	311	347	658	365	+17.3%
Adjustment	-	-	-	-	-
Total sales	275,133	363,793	638,926	429,027	+55.9%
Machined components	19,525	19,622	39,147	21,223	+8.7%
Electronic devices and components	6,852	15,046	21,898	18,260	+166.5%
MITSUMI business	-	2,315	2,315	10,351	-
Other	-53	-67	-120	-185	-
Adjustment	-7,730	-6,493	-14,223	-7,699	-
Total operating income	18,594	30,421	49,015	41,951	+125.6%

	Fiscal year ended Mar. '17				FY ending Mar. '18		2Q %Change
(Millions of yen)	1Q	2Q	3Q	4Q *4	1Q	2Q	Q/Q *2	Y/Y *3
Machined components	39,207	37,259	38,523	41,319	40,626	41,747	+2.8%	+12.0%
Electronic devices and components	80,911	117,442	128,653	114,607	104,362	133,090	+27.5%	+13.3%
MITSUMI business	-	-	-	40,342	48,050	60,784	+26.5%	-
Other	169	142	198	147	164	201	+22.6%	+41.5%
Adjustment	-	-	-	-	-	-	-	-
Total sales	120,288	154,844	167,375	196,418	193,204	235,823	+22.1%	+52.3%
Machined components	10,401	9,123	9,509	10,112	10,398	10,824	+4.1%	+18.6%
Electronic devices and components	432	6,420	9,439	5,605	6,847	11,412	+66.7%	+77.8%
MITSUMI business	-	-	-	2,315	3,800	6,551	+72.4%	-
Other	-16	-36	-50	-17	-183	-1	-	-
Adjustment	-3,846	-3,884	-2,778	-3,715	-3,801	-3,898	-	-
Total operating income	6,971	11,623	16,120	14,300	17,062	24,889	+45.9%	+114.1%

3. Forecast for the Full Year and Second Half for the Fiscal Year Ending March 31, 2018
	Fiscal year ending Mar. '18			Full Year	%Change	Forecast for
(Millions of yen)	Previous f'cast (A)	New f'cast (B)	New vs. Previous (B/A)	ended Mar. '17	Y/Y Full Year	the 2H ending Mar. '18
Net sales	810,000	810,000	-	638,926	+26.8%	380,973
Operating income	67,000	73,000	+9.0%	49,015	+48.9%	31,049
Ordinary income	66,000	72,000	+9.1%	48,393	+48.8%	29,838
Income attributable to owners of the parent	50,800	57,000	+12.2%	41,146	+38.5%	22,724
Net income per share (yen)	119.97	135.51	-	107.33	+26.3%	54.34

4. Forecast for the Consolidated Sales and Operating Income by Segments
	Fiscal year ending Mar. '18			Full Year	%Change	Forecast for the 2H
(Millions of yen)	Previous f'cast (A)	New f'cast (B)	New vs. previous (B/A)	ended Mar. '17	Y/Y Full Year	ending Mar. '18
Machined components	162,700	163,000	+0.2%	156,310	+4.3%	80,626
Electronic devices and components	440,000	418,000	-5.0%	441,615	-5.3%	180,547
MITSUMI business	206,600	228,400	+10.6%	40,342	+466.2%	119,566
Other	700	600	-14.3%	658	-8.8%	235
Adjustment	-	-	-	-	-	-
Total sales	810,000	810,000	-	638,926	+26.8%	380,973
Machined components	41,900	42,500	+1.4%	39,147	+8.6%	21,277
Electronic devices and components	27,300	27,500	+0.7%	21,898	+25.6%	9,240
MITSUMI business	14,600	20,000	+37.0%	2,315	+763.9%	9,649
Other	-500	-400	-	-120	-	-215
Adjustment	-16,300	-16,600	-	-14,223	-	-8,901
Total operating income	67,000	73,000	+9.0%	49,015	+48.9%	31,049

5. Capital Expenditure, Depreciation and Amortization, Research and Development Expenses
	Fiscal year ended Mar. '17			Fiscal year ending Mar. '18
(Millions of yen)	1st Half	2nd Half *4	Full Year *4	1Q	2Q	1st Half	Forecast of 2nd Half *5	Forecast of Full Year *5
Capital expenditure	12,243	19,604	31,847	10,651	11,688	22,339	25,661	48,000
Depreciation and amortization	14,243	13,921	28,164	7,218	7,652	14,871	18,129	33,000
Research and development expenses	5,294	7,053	12,347	5,498	5,634	11,133	10,867	22,000

6. Exchange Rates
		Fiscal year ended Mar. '17			Fiscal year ending Mar. '18
	(Yen)	1st Half	2nd Half	Full Year	1Q	2Q	1st Half	Assumption of 2nd Half *6	Assumption of Full Year
US$	PL	107.31	110.21	108.76	111.48	110.92	111.20	105.00	108.10
	BS	101.12	112.19	112.19	112.00	112.73	112.73	105.00	105.00
EURO	PL	120.08	118.59	119.34	121.53	129.65	125.59	115.00	120.30
	BS	113.36	119.79	119.79	127.97	132.85	132.85	115.00	115.00
THAI BAHT	PL	3.06	3.13	3.09	3.24	3.31	3.28	3.06	3.17
	BS	2.91	3.26	3.26	3.29	3.38	3.38	3.06	3.06
RMB	PL	16.28	16.08	16.18	16.18	16.53	16.36	16.00	16.18
	BS	15.16	16.26	16.26	16.48	16.90	16.90	16.00	16.00

*1 First Half  % change Y/Y : First half in comparison with the first half of the previous fiscal year
*2 2Q % change Q/Q : 2Q in comparison with 1Q
*3 2Q % change Y/Y : 2Q in comparison with 2Q of the previous fiscal year
*4 We have started to consolidate MITSUMI ELECTRIC CO., LTD. from January 27, 2017.
*5 Forecasts for second half and full year were revised on November 8, 2017.
*6 Assumption for the second half is unchanged from the announcement on May 9, 2017.